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Exhibit 1.1

VOTING AGREEMENT

        This VOTING AGREEMENT (this "Agreement"), dated as of April 30, 2003, is entered into by and among ACOF Management, L.P., a Delaware limited partnership ("Ares"); Bain Capital (Europe) LLC, a Delaware limited liability company ("Bain"); and Ontario Teachers Pension Plan Board, a non-share capital corporation established under the laws of Ontario ("OTPP" and, together with Ares and Bain, the "Investors"), and ARTEMIS AMERICA PARTNERSHIP, a Delaware General Partnership (the "Stockholder").

        WHEREAS, the Stockholder is a holder of Common Stock (the "Common Stock") of Samsonite Corporation (the "Company");

        WHEREAS, the Investors have jointly proposed to recapitalize the Company (as more fully described in the Recapitalization Agreement to be entered into by the Company and the Investors in substantially the form attached hereto as Exhibit A (the "Recapitalization Agreement") and as may be modified in accordance with the terms of this Agreement, the "Recapitalization"), which Recapitalization will be accomplished through the following series of transactions (collectively, as modified in accordance with the terms of this Agreement, the "Recapitalization Steps"):

  (a)
  The Investors will enter into the Recapitalization Agreement with the Company pursuant to which the Investors will agree to purchase shares of a new series of voting convertible preferred stock of the Company (the "New Preferred Stock") with an aggregate liquidation preference of $106 million for an aggregate purchase price of $106 million, the principal terms of which New Preferred Stock are set forth in the Form of Certificate of Designation of 2003 Convertible Preferred Stock attached as Exhibit A to the Recapitalization Agreement;

  (b)
  The amended and restated certificate of incorporation of the Company (the "Charter") will be amended by filing an amendment to the certificate of designation for its 13 7/8% Senior Redeemable Exchangeable Preferred Stock (the "Existing Preferred Stock"), which amendment will be substantially in the form attached as Exhibit C to the Recapitalization Agreement to provide that the Company shall immediately following or concurrently with the consummation of the other Recapitalization Steps, (x) exchange or convert up to 108,417 of its 281,131 outstanding shares of Existing Preferred Stock (such 108,417 shares, the "New Preferred Conversion Shares") and all rights in respect of all accrued and unpaid dividends thereon (which shall be eliminated and cease upon such exchange or conversion) for or into an aggregate of up to 54,000 shares of New Preferred Stock or approximately 0.5 shares of New Preferred Stock per share of Existing Preferred Stock and (y) exchange or convert the remaining 172,714 of its 281,131 outstanding shares of its Existing Preferred Stock (such approximately 172,714 shares, the "Common Stock Conversion Shares") and all rights in respect of all accrued and unpaid dividends thereon (which shall be eliminated and cease upon such exchange or conversion) for or into an aggregate of 204,820,049 shares of Common Stock or approximately 1,185.89 shares of Common Stock per share of Existing Preferred Stock, and the Company will issue a warrant to purchase Common Stock in accordance with the terms of the Recapitalization Agreement to each holder of Existing Preferred Stock that elects to receive Common Stock and a warrant instead of New Preferred Stock and Common Stock in such conversion;

        WHEREAS, the number of shares of Common Stock of the Company authorized pursuant to the Company's existing Charter is not sufficient to permit the conversion of Existing Preferred Stock into Common Stock and the conversion of the New Preferred Stock into Common Stock in accordance with its terms;

        WHEREAS, to facilitate the implementation of the Recapitalization and to permit the Company to issue additional shares of capital stock as may be appropriate in the future, it is necessary and desirable to amend the Charter to increase the authorized number of shares of Common Stock to 1,000,000,000 (the "Charter Amendment"); and

        WHEREAS, in order to facilitate the implementation of the Recapitalization, and as an inducement to the Investors to participate in the Recapitalization, the Stockholder is prepared, subject to the terms and conditions of this Agreement, to vote its shares of Common Stock and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof but prior to the consummation of the Recapitalization (collectively, the "Subject Shares") and/or otherwise consent to amend the Charter and do all other things necessary to implement the Recapitalization and each of the Recapitalization Steps.

        NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

          1.    Agreement to Vote Shares.

            (a)    Agreement to Vote.    So long as this Agreement has not been terminated pursuant to Section 4 hereof, the Stockholder hereby agrees that it (i) shall timely vote in any meeting or in response to any request or solicitation of consents by the Company (including by execution and delivery of written consents with respect to) its Subject Shares (or shall cause or instruct any custodial agent to so vote and execute and deliver such written consents) to (A) approve the Charter Amendment and (B) do all other things necessary or desirable to otherwise approve, permit and facilitate the Recapitalization and the transactions contemplated by the Recapitalization, including without limitation each of the Recapitalization Steps, (ii) shall not revoke or withdraw any such vote or written consent and (iii) waives notice to any meeting of securityholders held for the purpose of submitting the foregoing for the consideration of the securityholders of the Company.

            (b)    Proxy.    From the date hereof until the earlier of (i) the date on which all of the transactions contemplated by the Recapitalization shall have been consummated and (ii) the termination of this Agreement pursuant to Section 4, the Stockholder hereby grants an irrevocable proxy, coupled with an interest, to each of Eric Beckman (as officer of ACOF Management, L.P.) and Melissa Wong (as employee of Bain Capital (Europe) LLC) with respect to no more than 6 million shares of Common Stock (each, the "Proxy"), with full power of substitution and resubstitution, and hereby authorizes the Proxy to represent and vote (including by execution and delivery of written consents with respect to) the Subject Shares of the Stockholder in accordance with Section 1(a) above. The Proxy is hereby empowered to exercise in its own discretion all voting rights (including, without limitation, the power to execute and deliver written consents with respect to the Subject Shares) of the Stockholder in accordance with Section 1(a) above at any meeting or at any other time chosen by the Proxy, and on every action or approval by written consent in lieu of any such meeting. The Stockholder hereby ratifies and approves of each and every action taken by the Proxy pursuant to and subject to the foregoing. Upon the execution of this Agreement, all prior proxies given by the undersigned with respect to the Subject Shares are hereby revoked and no subsequent proxies will be given prior to the termination of this Agreement. If requested by the Proxy, the Stockholder agrees to execute and deliver applicable proxy material in furtherance of the provisions of Section 1(a) and this Section 1(b).

            (c)    Modifications.    Notwithstanding any other provision of this Agreement, the Investors, acting as a group, and the Company may make such changes and modifications to the Recapitalization as the Investors and the Company deem necessary and appropriate in order to have the Recapitalization approved and/or implemented; provided, however, that the

    Stockholder will not be required to support any such restructuring that deviates from the Recapitalization Steps described above in a manner that is materially adverse to the Stockholder.

          2.    Restrictions on Transfer.    The Stockholder agrees that, so long as this Agreement has not been terminated in accordance with Section 4 hereof, it shall not sell, transfer or assign any of its Subject Shares or any option thereon or any right or interest (voting or otherwise and including any participation interest) therein (a "Transfer"), unless the transferee thereof agrees in writing to be bound by all the terms of this Agreement by executing a counterpart signature page of this Agreement, and the transferor provides the Investors with a copy thereof.

          3.    Support of the Recapitalization.    As long as this Agreement remains in effect, the Stockholder shall not (i) commence any proceeding to oppose or alter the Recapitalization, (ii) vote for, consent to, support or participate in the formulation of any other plan, sale, proposal or offer for dissolution, winding up, liquidation, reorganization, restructuring, recapitalization, merger or combination, (iii) directly or indirectly seek, solicit, support or encourage any plan, sale, proposal or offer of dissolution, winding up, liquidation, reorganization, recapitalization, merger, combination or restructuring of the Company that could reasonably be expected to prevent, delay or impede the Recapitalization or any of the Recapitalization Steps or (iv) take any other action that is inconsistent with the Recapitalization or any of the Recapitalization Steps.

          4.    Termination of Agreement. The Stockholder may terminate its obligations hereunder by giving written notice thereof to the other parties hereto at any time after the earlier of (a) September 30, 2003 (the "Outside Date"), or (b) the date of termination of the Recapitalization Agreement.

          5.    Representations, Warranties and Covenants.    The Stockholder represents, warrants and covenants as follows:

            (a)    Corporate Power and Authority.    If such Stockholder is not a natural person, it is duly organized, validly existing, and in good standing under the laws of the state of its organization, and has all requisite corporate, partnership or limited liability company power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement.

            (b)    Authorization.    If such Stockholder is not a natural person, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all required actions on the part of the Stockholder and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming this Agreement has been duly authorized, executed and delivered by the other parties hereto, constitutes a valid and binding agreement of the Stockholder.

            (c)    No Conflicts.    Neither the execution and delivery of this Agreement by the Stockholder nor the consummation by the Stockholder of the transactions contemplated hereby nor compliance by the Stockholder with any of the provisions hereof will (a) if the Stockholder is not a natural person, conflict with or result in any breach of any provision of the charter or by-laws or similar organization documents of the Stockholder, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which the Stockholder or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound or (c) violate any material order, writ, injunction, decree, statute, rule or regulation applicable to the Stockholder, any of its subsidiaries or any of their properties or assets.

            (d)    Governmental Consents.    The execution, delivery and performance by it of this Agreement do not and shall not require any registration or filing with consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body.

            (e)    Owner of Common Stock.    It is the beneficial owner of, or holder of investment authority over, the shares of Common Stock set forth on Schedule A hereto, and beneficially owns, or has investment authority over, no other shares of capital stock of the Company.

            (f)    Right to Vote.    As of the date hereof and so long as this Agreement has not been terminated in accordance with Section 4 hereof, and except as provided in this Agreement, it has full legal power, authority and right to vote all of the Subject Shares in accordance with this Agreement without the consent or approval of, or any other action on the part of, any other person or entity. Without limiting the generality of the foregoing, it has not entered into any voting agreement (other than this Agreement) with any person or entity with respect to any of its Subject Shares, deposited any of its Subject Shares in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting its legal power, authority or right to vote its Subject Shares on any matter.

            (g)    No Liens.    Its Subject Shares are held free and clear of all mortgages, pledges, assessments, security interests, leases, liens, adverse claims, levies, charges and other encumbrances of any kind.

            (h)    Acknowledgment of Effects and Risks.    It has received and carefully reviewed with its counsel this Agreement and all schedules and exhibits hereto (including Exhibit B hereto which sets forth a summary of the terms of the Recapitalization and the consequences of the stockholders agreement to be entered into by the Company and the Investors in connection with the Recapitalization on the corporate governance of the Company following the Recapitalization, including the control rights and veto rights of the Investors) and has received all such information as it deems necessary and appropriate to enable it to evaluate the effects of, and the financial risk inherent in, the Recapitalization and each of the Recapitalization Steps. It further acknowledges that following the consummation of the Recapitalization, the board of directors of the Company may be constituted in a manner that is not consistent with the requirements set forth in the Samsonite Corporate Therapeutics attached as Exhibit C to that certain Stipulation of Settlement dated April 28, 2000 (the "Corporate Therapeutics") and may take other actions that are not compliant with the Corporate Therapeutics. It hereby waives any objections that it may have with respect to any such failure to comply with the Corporate Therapeutics and releases any and all claims with respect thereto that it has or may have in the future, whether known or unknown. With respect to the releases contained in this Section 5(h), the parties expressly waive any and all rights that they may have pursuant to Section 1542 of the Civil Code of the State of California or under any other similar state or federal statute or under any common law principle of similar effect. The consequences of such waiver have been explained to each party hereto and each party represents that it fully understands the consequences of such waiver. California Civil Code Section 1542 states as follows:

      "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor."

          6.    Amendments and Waivers.    This Agreement may not be modified, amended or supplemented without the prior written consent of the Company, each Investor and the Stockholder.

          7.    Definitive Agreements.    No Investor shall have any obligation to engage in or consummate the Recapitalization unless and until the Investors enter into definitive agreements relating thereto, and no Investor shall have any liability for failure to enter into any such definitive agreements.

          8.    Governing Law; Jurisdiction.    This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction.

          9.    Specific Performance.    It is understood and agreed by the Stockholder that money damages may not be a sufficient remedy for any breach of this Agreement by the Stockholder and the Investors and the Company shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy of any such breach.

          10.    Headings.    The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

          11.    Successors and Assigns.    This Agreement is intended to bind and inure to the benefit of the parties and their respective successors, assigns, heirs, executors, administrators and representatives. The parties agree that the Investors may assign all or any portion of their rights hereunder to any of their affiliates or the Company.

          12.    Prior Negotiations.    This Agreement, including the exhibits and schedules hereto, supersedes all prior negotiations with respect to the subject matter hereof.

          13.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.

          14.    No Third-Party Beneficiaries.    The Company shall be a third party beneficiary of, and shall be entitled to enforce the rights and remedies of the Investors and the Stockholder under, this Agreement to the same extent as if the Company were a party hereto. Except as provided in the immediately preceding sentence, this Agreement shall be solely for the benefit of the parties hereto, and no other person or entity shall be a third-party beneficiary hereof.

          15.    Notices.    All notices and other communications required or permitted hereunder shall be in writing and shall be delivered by courier service, overnight mail, facsimile or personally by hand to the address or facsimile number set forth below each party's name on the signature pages hereto or such other address as provided by such party to the other parties hereto. All such notices and other written communications shall be effective one business day following the date of mailing or upon receipt of confirmed facsimile transfer.

          16.    Waiver of Jury Trial.    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

          17.    Consent to Jurisdiction and Venue.    Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in New York, New York in any action, suit or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby, and agrees that any such action, suit or proceeding shall be brought only in such court; provided, however, that such consent to jurisdiction is solely for the purpose referred to in this

  Section 17 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court. Each party further irrevocably waives and agrees not to plead or claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum.

        IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

ACOF MANAGEMENT, L.P.
By:	/s/ ERIC BECKMAN Name: Eric Beckman Title: Managing Director
Address for Notices:
ACOF Management, L.P. c/o Ares Management, L.P. 1999 Avenue of the Stars Suite 1900 Los Angeles, California 90067 Facsimile: (310) 201-4157 Attention: Eric Beckman
with a copy to:
Milbank, Tweed, Hadley & McCloy, LLP 601 South Figueroa Street 30th Floor Los Angeles, California 90017 Facsimile: (213) 629-5063 Attention: Deborah Ruosch

BAIN CAPITAL (EUROPE) LLC
By: Its:	Bain Capital, Ltd. Managing Member
By:	/s/ FERDINANDO GRIMALDI Its: Managing Director
Address for Notices:
Bain Capital (Europe) LLC c/o Bain Capital, Ltd. Devonshire House, Mayfair Place London, W1J 8AJ ENGLAND Facsimile: +44-(0)20-7514-5250
Attn:	Ferdinando Grimaldi Melissa Wong
with a copy to:
Kirkland & Ellis International Tower 42, 25 Old Broad Street London, EC2N 1HQ ENGLAND
Facsimile:	+44-(0)20-7816-8800
Attention:	James Learner David Patrick Eich

ONTARIO TEACHERS PENSION PLAN BOARD
By:	/s/ LEE SIENNA Name: Lee Sienna Title: Vice President, Merchant Banking
Address for Notices:
Ontario Teachers Pension Plan Board 5650 Yonge Street Toronto, Ontario M2M 4H5 Facsimile: (416) 730-5082
Attn:	Lee Sienna Michael Padfield
with a copy to:
Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, Massachusetts 02110
Facsimile:	(617) 247-7100
Attention:	F. George Davitt Kathy Fields

ARTEMIS AMERICA PARTNERHIP
By:	/s/ FRANCOIS-JEAN-HENRI PINAULT Name: Francois-Jean-Henri PINAULT Title: Gerant de Financiere Pinault
Address for Notices:
Financiere Pinault 12, rue Francois Ier 75008 Paris France Facsimile: (33) 1 44 11 20 02

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VOTING AGREEMENT